THE ASIA TIGERS FUND, INC.
                           200 PARK AVENUE, 24TH FLOOR
                            NEW YORK, NEW YORK 10166


                                                              September 24, 2004

Dear Stockholder:

         As you may know, in an effort to enhance stockholder value and increase liquidity, The Asia Tigers Fund, Inc. (the "Fund") obtained stockholder approval to adopt an "interval" fund structure which requires quarterly repurchase offers of a percentage of the Fund's outstanding shares.

         In accordance with its "interval" status, the Fund is hereby commencing its repurchase offer for this quarter under which the Fund is offering to repurchase up to 5% of the Fund's outstanding shares. The offer to repurchase is for cash at a price equal to the Fund's net asset value as of the close of regular trading on the New York Stock Exchange on October 22, 2004, the Repurchase Pricing Date, upon the terms and conditions set forth in the Offer to Repurchase and the related Letter of Transmittal (which together constitute the "Repurchase Offer"). If you are not interested in selling any of your shares at this time, you do not need to do anything. The Fund will contact you again next quarter to notify you of the next repurchase offer period.

         The deadline for participating in the Repurchase Offer is October 15, 2004, the Repurchase Request Deadline. The net asset value of the shares may fluctuate between the October 15, 2004 deadline and October 22, 2004, the pricing date for the Repurchase Offer. The Fund has established a record date of September 17, 2004 for identifying stockholders eligible to receive Repurchase Offer materials. Stockholders who choose to participate in the Repurchase Offer can expect to receive payment for the shares repurchased on or before October 29, 2004. The Fund will charge a repurchase fee on shares that are repurchased for expenses directly related to the Repurchase Offer. The repurchase fee will equal 2% of the value of the shares that are repurchased.

         As of September 17, 2004, the Fund's net asset value was $11.02 per share and 7,382,569 shares were issued and outstanding. The Fund computes its net asset value on a weekly basis; however, the net asset value will be available daily from October 11, 2004 to October 15, 2004. The Fund's net asset value may be obtained by contacting Georgeson Shareholder Communications Inc., the Fund's Information Agent, toll free at 877-847-1383 or, for banks and brokers, at 212-440-9800.

         Neither the Fund, the Investment Manager nor the Fund's Board of Directors is making any recommendation to any stockholder whether to tender or refrain from tendering shares in the Repurchase Offer. The Fund and the Board of Directors urge each stockholder to read and evaluate the Repurchase Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of this Offer to Repurchase and related materials should be directed to Georgeson Shareholder Communications Inc. toll free at 877-847-1383 or, for banks and brokers, at 212-440-9800.



                                                Sincerely,

                                                /s/ Bryan McKigney

                                                BRYAN McKIGNEY
                                                DIRECTOR, CHAIRMAN AND PRESIDENT
                                                THE ASIA TIGERS FUND, INC.